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                                                                    Exhibit 2(d)

                        THIRD AMENDMENT TO THE BYLAWS OF
                              JANUS ADVISER SERIES

Pursuant to the authority granted by Article III, Section 1(c) of Janus Adviser Series' ("JAD") Amended and Restated Trust Instrument dated March 18, 2003, as may be amended or supplemented from time to time (the "Trust Instrument"); by
Article IX, Section 1 of JAD's Bylaws, as may be amended or supplemented from time to time; and by an affirmative unanimous vote of the Board of Trustees of JAD at a meeting duly called, convened and held on December 2, 2004, JAD's Bylaws are amended as follows:

ARTICLE II IS AMENDED BY ADDING A NEW SECTION 4 AS FOLLOWS:

Section 4. Chairman of the Trustees. A Trustee serving as Chairman of the Trustees shall not be subject to any greater liability, nor subject to any higher standard or duty, than that to which he or she would be subject if not serving as Chairman.